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                        LIBERTY FINANCIAL COMPANIES, INC.

                 EXHIBIT 12 - Statement re Computation of Ratios
                                ($ in thousands)

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                                      Three Months Ended    Six Months Ended
                                           June 30              June 30
                                           -------              -------
                                      1996       1995       1996      1995
Earnings:
    Income before income taxes        $34,054    $32,349    $70,328   $50,555
    Add fixed charges:
      Interest on indebtness            5,036      5,266     10,056     6,769
      Portion of rent representing
        the interest factor             1,079      1,024      2,146     1,680
      Preferred stock dividends           235        236        471       254
      Accretion to face value of
        redeemable convertible
        preferred stock                   195        197        392       197
                                      -------    -------    -------   -------
      Income as adjusted              $40,599    $39,072    $83,393   $59,455
                                      =======    =======    =======   =======

Fixed charges:

    Interest on indebtedness           $5,036    $5,266     $10,056   $6,769
    Portion of rent representing
      the interest factor               1,079     1,024       2,146    1,680
    Preferred stock dividends             235       236         471      254
    Accretion to face value of
      redeemable convertible
      preferred stock                     195       197         392      197
                                      -------    ------     -------   ------
      Total fixed charges              $6,545    $6,723     $13,065   $8,900
                                      =======    ======     =======   ======


Ratio of earnings to fixed charges       6.20x     5.81x      6.38x    6.68x
                                       =======    ======     =======  ======

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